Exhibit 99.1

PRESS RELEASE

Contacts:

Martin C. Cunningham	Keith R. Knox
Chairman & CEO	President
201-216-0100	201-216-0100

FOR IMMEDIATE RELEASE	August 14, 2009

HUDSON HOLDING CORPORATION’S REVENUES INCREASE 45% QUARTER OVER QUARTER

Jersey City, NJ, August 14, 2009: Hudson Holding Corporation (OTC Bulletin Board: HDHL.OB-News) announced that it filed its results for the fiscal quarter ended June 30, 2009 with the Securities and Exchange Commission today.

“We’re pleased with the 45% increase in quarterly revenue growth that Hudson achieved,” said Marty Cunningham, Hudson’s Chairman and Chief Executive Officer. “We are completing the integration of our new businesses which has impacted our results, and continue to seek opportunities to add seasoned producers and/or complementary business lines. Our loss is largely attributable to costs driven by our expansion.”

	Three Months Ended June 30,
(unaudited)	2009	2008

Sales and trading	5,909,380	3,517,887
Commissions and fees	$5,594,288	$4,245,453
Interest and other income	173,434	300,353

Total revenues	$11,677,102	$8,063,693

Net loss	$(1,099,158)	$(842,654)

Basic and diluted EPS	$(0.02)	$(0.02)

Total revenues increased 45% for the three months ended June 30, 2009, to approximately $11.7 million from $8.1 million during the same period in the prior fiscal year. Sales and trading increased 68% for the three months ended June 30, 2009, to approximately $5.9 million from $3.5 million during the same period in the prior fiscal year, due to improving market conditions and new business lines. Commissions and fees revenues increased 32% for the three months ended June 30, 2009, to approximately $5.6 million from $4.2 million during the same period in the prior fiscal year, primarily due to an expansion of our institutional sales effort.

The pre-tax loss was $1.0 million for the three months ended June 30, 2009, as compared to a $1.3 million pre-tax loss during the same period in the prior year, was a result of the $3.6 million increase in revenue offset by a $3.3 million increase in expenses, primarily as a result of a $2.8 million increase in variable costs (commissions, execution, and clearing costs) and a $.3 million increase in Communications, due to an increase in the number of institutional sales traders. Recruitment and retention costs (including stock-based compensation) was approximately $.7 million for the three months ended June 30, 2009, compared to $0.9 million for the same period in the prior fiscal year. Income taxes provision of $0.1 million for the three months ended June 30, 2009, as compared to a benefit of $0.5 million during the same period in the prior year, included a current period increase in the deferred tax valuation allowance. The net loss increased to approximately $1.1 million for the three months ended June 30, 2009, from a $0.8 million net loss during the same period in the prior fiscal year

	June 30, 2009	March 31, 2009
	(unaudited)
Hudson Holding Corporation
Stockholders’ equity	$12,732,124	$13,637,690

Total assets	$17,411,023	$17,106,940

Hudson Securities, Inc.
Net capital	$5,631,424	$6,109,287

Excess net capital	$4,631,424	$5,109,287

Hudson Holding Corporation is a publicly traded company on the OTC Bulletin Board under the symbol “HDHL” and is the parent of Hudson Securities, Inc. and Hudson Technologies, Inc. Hudson Securities, Inc. is dedicated to meeting the liquidity needs of its clients—institutions, hedge funds, asset managers, and broker dealers—by providing execution solutions and making markets in over 15,000 U.S. and foreign securities and ADRs. As a registered broker-dealer under the Securities Exchange Act of 1934, Hudson Securities is a member of the Financial Industry Regulatory Authority (“FINRA”) and has been in business since 1984. Hudson Technologies provides technology services to Hudson Securities and client companies.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Because such statements involve risks and uncertainties, the actual results and performance of the Company may differ materially from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made here; however, readers should review carefully reports or documents the Company files periodically with the Securities and Exchange Commission.

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended June 30,
	2009	2008
Revenues:
Sales and trading	$5,909,380	$3,517,887
Commissions and fees	5,594,288	4,245,453
Net interest and other income	173,434	300,353

	11,677,102	8,063,693

Expenses:
Salaries and related costs	2,208,558	2,161,560
Commissions, execution and clearing charges	7,251,378	4,461,577
Communications	1,728,577	1,371,365
Occupancy	422,342	277,257
Professional fees	479,770	573,514
Business development	160,811	204,147
Other	477,364	340,140

	12,728,800	9,389,560

Loss before income tax provision (benefit)	(1,051,698)	(1,325,867)
Income tax provision (benefit)	47,460	(483,213)

Net loss	$(1,099,158)	$(842,654)

Loss per share - basic and diluted	$(0.02)	$(0.02)

Weighted average number of shares outstanding - basic and diluted	47,794,537	37,942,768

HUDSON HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL CONDITION

	June 30, 2009	March 31, 2008
	(unaudited)
ASSETS

Cash and cash equivalents	$453,483	$6,694,914
Cash - restricted	381,728	252,408
Receivable from clearing broker	7,106,103	1,294,689
Securities owned, at fair value	2,967,952	2,246,488
Income taxes receivable	75,040	75,040
Furniture, equipment, capitalized software and leasehold improvements, net	1,219,732	1,182,028
Deferred tax assets	1,515,000	1,515,000
Prepaid expenses and other assets	1,180,639	866,027
Prepaid compensation, net	1,400,167	1,869,167
Goodwill	1,111,179	1,111,179

	$17,411,023	$17,106,940

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:

Securities sold, but not yet purchased, at fair value	$574,501	$637,829
Commissions payable	1,902,080	1,259,987
Income taxes payable	103,787	60,827
Payable to clearing brokers	—	48,833
Accounts payable and acrued expenses and other liabilities	2,098,531	1,461,774

Total liabilities	4,678,899	3,469,250

Commitments and contingencies

Stockholders’ equity:

Preferred stock, $.001 par value; 1,000,000 shares authorized, none issued	—	—
Common stock, $.001 par value; 100,000,000 shares authorized; 47,794,537 shares issued and outstanding at June 30, 2009 and March 31, 2009	47,795	47,795
Additional paid-in capital	17,988,113	17,794,521
Accumulated deficit	(5,303,784)	(4,204,626)

Total stockholders’ equity	12,732,124	13,637,690

	$17,411,023	$17,106,940

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